SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 18, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Inc. announces second quarter results

Calgary, Alberta, April 14, 2005---- Shaw Communications Inc. announced net income of $32.1 million or $0.16 per share for the quarter ended February 28, 2005 compared to net income of $17.2 million or $0.03 per share for the comparable period in 2004. Net income for the first six months of the year was $50.9 million or $0.20 per share, up from $37.2 million or $0.07 per share last year.

Total service revenue of $549.9 million and $1.1 billion for the three and six-month periods, respectively, both improved by 7% over the same periods last year. Consolidated service operating income before amortization1 of $244.3 million and $478.3 million improved by 9.0% and 6.5%, respectively. Funds flow from operations2 increased to $185.9 million and $366.7 million for the quarter and year-to-date compared to $163.1 million and $329.2 million in the same periods last year.

Jim Shaw, Chief Executive Officer of Shaw, remarked: “We are pleased with the direction of the results. We have improved service revenue, service operating income before amortization and earnings for the first half of this year over last year. On a consecutive basis, we have increased quarterly service operating income before amortization by $10.3 million or 4% compared to the first quarter. In addition, we reported solid growth of digital and Internet customers and with these increases, approximately 45% of Shaw’s customers now subscribe to bundled services compared to 41% last year.”

Digital and Internet subscribers grew approximately 3% during the quarter with increases of 15,517 and 32,539, respectively. Basic cable subscribers decreased marginally by 1,707 or 0.1% during the quarter. DTH customers increased 4,815.

On a consolidated basis, the Company achieved positive free cash flow1 of $79.4 million in the second quarter, bringing the year-to-date amount to $106.3 million. This compares to $83.2 million and $149.1 million in the same periods last year. The decrease on a year-to-date basis is primarily due to higher capital expenditures in cable associated with investments to support customer growth and the rollout of Digital Phone.

“We are on track towards achieving our free cash flow objectives of $270 - $285 million for the year. A substantial portion of the upfront fixed capital investments for Digital Phone and the launch of Anik F2 have been made, and this contributed to the growth in free cash flow from $26.9 million last quarter to $79.4 million this quarter.” said Jim Shaw.

Cable service revenue was up 7.6% for the quarter to $397.6 million (2004 - $369.6 million) and 6.9% for the first half of the year to $783.6 million (2004 - $732.8 million). This growth resulted from rate increases, higher customer levels and the impact of the Monarch cable systems acquisition which took place in the third quarter of fiscal 2004. Service operating income before amortization increased 1.8% to $199.3 million (2004 - $195.7 million) for the quarter and 1.1% to $393.0 million (2004 - $388.5 million) for the six months.

The Satellite division’s service revenue increased by 5.8% to $152.3 million and by 7.2% to $303.4 million for the three and six months, respectively, due to rate increases, change in mix of promotional activities and customer growth in DTH. Satellite service operating income before amortization increased by 29.1% to $45.0 million and 27.3% to $85.4 million. The improvement was largely due to the growth in DTH revenue and reduced costs.

Jim Shaw commented, “Both divisions reported solid revenue growth compared to last year and on a consecutive basis improved quarterly service operating income before amortization by approximately $5 million each, representing consecutive growth of 3% in cable and 11% in satellite. As expected, the strategic upfront investment in enhanced customer care, development of Shaw Digital Phone and additional value-added services to support future customer growth has exerted pressure on the cable division’s margins. We believe it is prudent to invest now in these new and enhanced product offerings, in customer support initiatives such as 24/7/365 service, and in bundling promotions. These will be important differentiators with customers in the competitive triple-play market.”

Mr. Shaw added, “Digital Phone is being well received by our customers and we are pleased with the performance to-date. We will begin to publish subscriber figures when we have a full quarter of Digital Phone activity to report on.”

During the quarter, Shaw repurchased 219,200 of its Class B Non-Voting Shares for cancellation pursuant to the normal course issuer bid for $4.6 million ($20.90 per share) bringing the year-to-date total to $24.0 million ($21.11 per share). On February 1, 2005 Shaw redeemed its outstanding Series A US$142.5 million 8.45% Canadian Originated Preferred Securities (“Series A Preferred Securities”).

Mr. Shaw commented, “The outlook for the second half of the year remains positive. We have made significant upfront investments in our people and infrastructure to continue forward with the launch of Digital Phone in more of Shaw’s service territories. We have achieved consecutive quarterly growth in service revenue, service operating income before amortization and free cash flow. In addition, on a year-to-date basis, we have increased our customer base across all product areas.”

“We believe that the Company is in a strong position to sustain positive free cash flow momentum. After many years of reinvestment in the business, we also feel that a focus on returning cash to shareholders is appropriate given our current prospects, cash generation potential, leverage and value of our stock. Accordingly, Shaw’s board today approved a 40% increase to our dividend, from a $0.28 annual equivalent rate to a $0.40 annual equivalent rate on Class B shares payable monthly in the fourth quarter of this fiscal year. In addition, we plan to focus on repurchasing shares over the next 12 month period in order to take advantage of the current value of our stock relative to the strong prospects for future value growth. Following this period, it is our intention currently to resume using a substantial portion of our free cash flow to reduce debt.”

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).

This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:

Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

SHAREHOLDERS’ REPORT
SECOND QUARTER ENDING FEBRUARY 28, 2005

Dear Fellow Shareholders:

Shaw delivered improved financial performance over the prior year and consecutive quarter, with growth in all services on a year-to-date basis. The improved consecutive performance indicates that Shaw is on track to achieve its free cash flow objectives for fiscal 2005 of $270 - $285 million.

This growth also signifies that Shaw is anticipating and responding to changes in the competitive landscape. Last year, we experienced increased competition from the entrance of telephone companies into the video services market in some of Shaw’s territories. In February 2005 we began offering a triple-play bundle of voice, video and data service with the launch of Digital Phone in Calgary. As the market for communication services becomes more competitive, customer service, breadth of service offerings and value bundling will become significant differentiators in the marketplace.

Shaw’s focus on these areas is evident. We have invested in timely and responsive customer service improvements and 24/7/365 customer support. The convenience and value of bundling continues to attract customers, with 45% of our customer base subscribing to two or more services at February 28, 2005. Our bundle penetration signals that customers are embracing multiple communications and entertainment services from a single provider they believe is reliable and offers good value and service. Building on the value of our bundles will be key to the successful roll-out of Digital Phone. Accordingly, this quarter Shaw invested in value-added services such as Shaw Secure, a comprehensive computer security package included as part of our Internet services. Over 140,000 of our Internet customers have already taken advantage of the Shaw Secure package. We launched Shaw Messenger, a multimedia messaging and communications service available to all Shaw Internet customers, and a new 24 hour high-definition movie channel. We also continued with the roll-out and enhancement of Video-on-Demand, the dual-tuner HDTV personal video recorder and the expansion of Pay-Per-View services in smaller markets.

By delivering great service and value to our customers we are able to deliver value to our fellow shareholders through share appreciation and, effective March 2005, through the payment of monthly dividends. Over the remainder of the year, we will focus on achieving our free cash flow objectives and the successful launch of Digital Phone in more of Shaw’s service areas. Our launch in Calgary demonstrates our ability to deliver a fully-featured, reliable and secure telephone service. While investments such as these may result in near term pressure on margins, we believe that our focus on the customer, the capabilities of our network and the strength of our product offerings will position us for enhanced growth in the future.

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2005

April 11, 2005

Certain statements in this report may constitute forward-looking statements.Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2004 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.

CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2005
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000’s Cdn. except per share amounts)
Operations:
Service revenue	549,919	513,541	7.1	1,086,969	1,015,913	7.0
Service operating income before amortization (1)	244,311	224,102	9.0	478,335	449,064	6.5
Funds flow from operations(2)	185,943	163,068	14.0	366,709	329,199	11.4
Net income	32,122	17,191	86.9	50,937	37,199	36.9
Per share data:
Earnings per share – basic and diluted (3)	$0.16	$0.03		$0.20	$0.07
Weighted average participating shares outstanding during period (000’s)	230,554	230,286		230,994	231,042

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

(3)	Includes gain recorded through equity on the redemption of COPrS of $12,803 or $0.06 per share for the three and six month period [2004 - $0] and is after deducting entitlements on the equity instruments, net of income taxes, amounting to $8,355 or $0.04 per share [2004 - $10,271 or $0.04 per share] and $17,705 or $0.08 per share [2004 - $19,926 or $0.09 per share] for the three and six months respectively.

CUSTOMER STATISTICS HIGHLIGHTS

		Customer growth (decrease)
	Total
	customers	Three months ended		Six months ended
	February 28,	February 28,	February 29,	February 28,	February 28,
	2005	2005	2004	2005	2004

Subscriber statistics:
Basic cable customers	2,137,890	(1,707)	(114)	15,402	21,780
Digital customers	577,553	15,517	15,778	37,018	31,430
Internet customers (including pending installs)	1,101,225	32,539	35,305	80,287	83,345
DTH customers	829,650	4,815	6,483	1,747	5,527

Shaw Communications Inc.

ADDITIONAL HIGHLIGHTS

•	On February 14, 2005 Shaw officially entered the triple-play market of video, data and phone with its first launch of Shaw Digital Phone in Calgary.

•	The Company’s Internet, digital and DTH customer base continued to grow in the second quarter with increases of 15,517 for digital, 32,539 for Internet and 4,815 for DTH. Basic cable subscribers decreased 1,707 during the quarter while on a year-to-date basis increased 15,402.

•	Approximately 45.0% (2004 – 41.1%) of cable customers now subscribe to a bundled service.

•	Pursuant to the normal course issuer bid, during the second quarter 219,200 Class B Non-Voting Shares were repurchased for $4.6 million ($20.90 per share).

•	Shaw commenced payment of monthly dividends on its Class A Participating Shares and Class B Non-Voting Participating Shares of $0.022917 and $0.0233333 per share, respectively. This represents a dividend rate equivalent to a quarterly dividend of $0.06875 per share on the Class A Participating Shares and $0.07 per share on the Class B Non-Voting Participating Shares.

Consolidated Overview

Consolidated service revenue of $549.9 million and $1.1 billion for the three and six month periods, respectively, both improved by 7% over the same periods last year. Increased service revenue primarily resulted from rate increases, customer growth, the acquisition of the Monarch cable systems effective March 31, 2004 and the change in mix of promotional activities. Consolidated service operating income before amortization in both the three and six months ended February 28, 2005 increased by 9.0% to $244.3 million and 6.5% to $478.3 million, respectively, compared to the same periods last year. The improvement was due to revenue growth and the settlement of litigation in the second quarter of last year of $6.5 million, partly offset by increased costs in the cable division, including expenditures incurred to support continued growth and in preparation for increased competition and the launch of Digital Phone.

On February 14, 2005 Shaw officially entered the triple-play market of video, data and phone with its first launch of Shaw Digital Phone in Calgary and will continue to roll out the service to more of its territories throughout the year. Digital Phone is still in its early stages and we are optimistic about its future prospects.

Net income was $32.1 million and $50.9 million for the three and six months ended February 28, 2005 compared to $17.2 million and $37.2 million for the same periods last year. On a consecutive basis, net income improved $13.3 million. The changes in net income are outlined in the table below. The fluctuation in net other costs and revenue outlined below is largely reflective of fair value changes on foreign currency forward contracts in respect of Shaw’s US

Shaw Communications Inc.

dollar denominated equity instruments. Under Accounting Guideline 13, the forward contracts do not qualify for hedge accounting; therefore, fair value adjustments on the forwards are recorded in income which amounted to a $5.6 million gain in the current quarter and a $21.6 million loss in the first quarter. The impact of the foregoing and other changes to net income are outlined below:

	Increase (decrease) of February 28, 2005 net income
	compared to:
	Three months ended		Six months ended
	November 30,	February 29,	February 29,
	2004	2004	2004

($millions Cdn)
Increased service operating income before amortization	10.3	20.2	29.3
Increased amortization	(1.0)	(1.2)	(1.6)
Decreased (increased) interest expense	(0.9)	0.6	3.1
Change in net other costs and revenue(1)	12.8	4.0	(11.7)
Increase in income taxes	(7.9)	(8.7)	(5.3)

	13.3	14.9	13.8

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investment, foreign exchange gain (loss) on long-term debt, fair value gain or loss on a foreign currency forward contract, debt retirement costs, other gains (losses) and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.

Earnings per share were $0.16 and $0.20 for the quarter and six-months, respectively, compared to $0.03 and $0.07 in the respective periods last year. The increase of $0.13 over both comparative periods is due to higher net income per share of $0.07 and $0.06 for the three and six-month periods, respectively, plus $0.06 per share attributable to the gain of $12.8 million recorded through equity on the redemption of the US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”) and a reduction of equity entitlements of $0.01 per share for the six-month period.

Funds flow from operations was $185.9 million in the second quarter compared to $163.1 million last year, and on a year-to-date basis was $366.7 million compared to $329.2 million in 2004. The growth over the respective quarterly and year-to-date comparative periods was primarily due to increased service operating income before amortization of $20.2 million and $29.3 million and reduced interest expense of $0.6 million and $3.1 million, respectively.

On a consolidated basis, the Company’s quarterly free cash flow of $79.4 million approached the same level as last year’s amount of $83.2 million. On a year-to-date basis, free cash flow was $106.3 million compared to $149.1 million in 2004. The decline compared to last year is due to increased capital expenditures, particularly in the categories of upgrades and enhancements and other, which includes the purchase of the Anik F2 satellite transponders. The satellite division generated free cash flow of $17.2 million compared to negative free cash flow of $0.9 million in the same quarter last year. Cable generated $62.2 million of positive free cash flow for the quarter compared to $84.1 million last year.

On February 1, 2005 the Company redeemed its outstanding Series A COPrS. The redemption was prudent given the current interest and foreign exchange rate environments. The foreign

Shaw Communications Inc.

exchange benefit realized on the redemption was $12.8 million net of income tax and was recorded through the deficit.

Update to critical accounting policies

The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2004 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that Shaw was required to adopt in 2005 as a result of recent changes in Canadian Accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.

Adoption of recent Canadian accounting pronouncements

     Asset Retirement Obligations

In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations. The application of this standard had no significant impact on the financial position or results of operations of the Company.

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made in adopting these sections only applies to events and transactions occurring after August 31, 2004 and to any outstanding related balances existing at the date of the change. The application of these recommendations had no significant impact on the Company’s consolidated financial statements.

     Consolidation of Variable Interest Entities

In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” The application of AcG-15 had no impact on the Company’s consolidated financial statements.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Service operating income before amortization

The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.

Free cash flow

The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004

($000’s Cdn)
Cable free cash flow[1]	62,232	84,124	94,211	160,500
Combined satellite free cash flow[1]	17,218	(947)	12,089	(11,411)

Consolidated	79,450	83,177	106,300	149,089

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

CABLE
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000’s Cdn)
Service revenue (third party) (1)	397,639	369,597	7.6	783,605	732,835	6.9

Service operating income before amortization (1)	199,324	195,740	1.8	392,970	388,511	1.1
Less:
Interest	43,654	43,416	0.5	86,882	87,417	(0.6)
Entitlements on equity instruments, net of current taxes	8,355	10,271	(18.6)	17,705	19,926	(11.1)
Cash taxes on net income	6,235	7,108	(12.3)	12,953	15,360	(15.7)

Cash flow before the following:	141,080	134,945	4.5	275,430	265,808	3.6

Capital expenditures and equipment costs (net):
New housing development	18,741	12,258	52.9	38,200	30,256	26.3
Success based	12,645	12,202	3.6	32,845	24,813	32.4
Upgrades and enhancement	35,420	23,194	52.7	80,558	40,921	96.9
Replacement	6,554	1,178	456.4	12,902	5,082	153.9
Buildings/other	5,488	1,989	175.9	16,714	4,236	294.6

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	78,848	50,821	55.2	181,219	105,308	72.1

Free cash flow (1)	62,232	84,124	(26.0)	94,211	160,500	(41.3)

Operating margin	50.1%	53.0%	(2.9)	50.1%	53.0%	(2.9)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Effective February 14, 2005 Shaw launched Digital Phone service in Calgary.

•	Free cash flow improved $30.3 million over the consecutive quarter to $62.2 million primarily due to increased service operating income before amortization of $5.7 million and reduced capital expenditures and equipment costs (net) of $23.5 million.

•	Effective November 26, 2004, Shaw introduced average rate increases of approximately $1 per month on most of its packages. The increases generated additional revenue of over $2 million per month when fully implemented at the end of January 2005.

Cable service revenue increased by 7.6% and 6.9% over the respective quarter and six-month period last year. Rate increases, customer growth and the acquisition of the Monarch cable systems effective March 31, 2004 accounted for this growth. Over the same periods, Shaw invested in service enhancements including increased salaries and benefits to provide 24/7/365 customer support and service and to prepare for the launch of Digital Phone and incurred increased costs to provide new services, such as Shaw Secure, Shaw’s comprehensive Internet security package which has over 140,000 customers. These initiatives, plus increased network fee, premise and compliance costs, contributed to the lower rate of growth of service operating income before amortization of 1.8% and 1.1% for the quarter and six-month period, respectively. Cable margins were approximately 50% throughout this fiscal year compared to 53% the same periods last year primarily as a result of these increased costs. On a consecutive basis, quarterly service revenue and service operating income before amortization increased by approximately 3% primarily due to rate increases and customer growth.

On February 14, 2005 Shaw entered the triple-play market of video, data and phone with its first launch of Shaw Digital Phone in Calgary. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service is priced at $55.00 per month when bundled with any of Shaw’s other services and includes a local residential line, unlimited anytime long distance calling within Canada and the U.S. and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.

Second quarter capital expenditures were $78.8 million, an increase of $28.0 million over the same period last year. On a year-to-date basis the increase was $75.9 million. New housing spending increased $6.5 million for the quarter and $7.9 million for the year principally due to recoveries of capital recorded in the second quarter of last year. Success based spending has increased $8.0 million over the six-month period last year primarily as a result of increased deployment of customer-premise equipment. To date in 2005 Shaw has invested $21.9 million of capital towards the launch of Digital Phone, of which $8.5 million was incurred in the current quarter. This investment, plus enhancements and replacements of amplifiers, power supplies, nodes and other network components, is reflected in higher spending of upgrades/enhancements and replacement capital which combined, increased $17.6 million and $47.5 million for the three

Shaw Communications Inc.

and six months, respectively. Most of the increased spending in buildings and other category of $3.5 million and $12.5 million for the quarter and year-to-date, respectively, was due to leasehold improvements at the new regional Vancouver office, investments in new and enhanced information systems, and the purchase of certain software licenses in the first quarter.

SUBSCRIBER STATISTICS

			February 28, 2005
			Three months ended		Six months ended
	February 28,	August 31,		Change		Change
	2005	2004	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,137,890	2,122,488	(1,707)	(0.1)	15,402	0.7
Penetration as % of homes passed	66.8%	67.2%
Digital terminals	703,033	640,975	27,017	4.0	62,058	9.7
Digital customers	577,553	540,535	15,517	2.8	37,018	6.8

INTERNET:
Connected and scheduled	1,101,225	1,020,938	32,539	3.0	80,287	7.9
Penetration as % of basic	51.5%	48.1%
Standalone Internet not included in basic cable	130,176	114,767	5,579	4.5	15,409	13.4

Basic cable subscribers decreased 1,707 this quarter compared to a decline of 114 in the same quarter last year. On a year-to-date basis, basic cable subscribers increased 15,402 compared to 21,780 last year. Despite increased competition in the Winnipeg and Saskatoon markets, Shaw continues to expand its customer base on a year-over-year basis as a result of strong economic activity and growth in Alberta and British Columbia.

During the quarter, Shaw added 15,517 digital customers, compared to 15,778 in the second quarter of fiscal 2004. On a year-to-date basis, digital customers increased 37,018 compared to 31,430 last year. The growth is due in part to increased customer awareness of the benefits of the digital viewing experience through word-of-mouth, media and advertising. Also, the availability of advanced set-top boxes incorporating high definition television signals (“HDTV”) and/or a personal video recorder (“PVR”) has enabled customers to enhance their television viewing, and gives Shaw a competitive advantage over its telephone company competitors. As a result of these enhancements, new and existing customers are increasing their investment in Shaw’s services and therefore may be more reluctant to switch to alternate service providers.

Internet customers grew by 32,539 during the second quarter compared to 35,305 in the same period last year, enabling Shaw to improve its industry-leading penetration to 51.5% of basic, an improvement of 4.7% over last year (2004 – 46.8%). To further increase the value of its Internet services, effective December 2004, Shaw Secure and Shaw Messenger were included as part of Shaw’s Internet services. Shaw Secure, the Company’s comprehensive security package, offers a complete computer security suite with anti-virus, firewall, parental control, spam control, pop-up blocker, and anti-spyware combined into a single, easy-to-use product. Shaw Messenger is a complete online messaging service and includes secure instant messaging, PC to PC voice/video calling, chat rooms, and application sharing features such as file sharing for photos and web pages.

Shaw Communications Inc.

At the end of the second quarter, approximately 45.0% of customers subscribed to bundled services compared to 41.1% in the same quarter last year. The attractiveness of bundled packages is enhanced by service offerings such as VOD, HDTV and, now in Calgary and to follow soon in other Shaw territories, Digital Phone. The Company’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by the improved churn rates in the table below.

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
Churn (1)	2005	2004	2005	2004

Digital customers	3.2%	3.5%	6.6%	7.3%
Internet customers	3.1%	3.5%	6.6%	7.3%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. It should be noted that seasonality and marketing programs could impact any comparison of quarterly churn on a sequential basis.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Service revenue (third party)
DTH (Star Choice)	132,276	123,334	7.3	263,839	242,484	8.8
Satellite Services	20,004	20,610	(2.9)	39,525	40,594	(2.6)

	152,280	143,944	5.8	303,364	283,078	7.2

Service operating income before amortization (1)
DTH (Star Choice)	34,487	24,359	41.6	64,901	46,562	39.4
Satellite Services	10,500	10,487	0.1	20,464	20,475	(0.1)

	44,987	34,846	29.1	85,365	67,037	27.3
Less:
Interest (2)	10,530	11,773	(10.6)	20,928	23,909	(12.5)
Cash taxes on net income	48	137	(65.0)	171	312	(45.2)

Cash flow before capital expenditures	34,409	22,936	50.0	64,266	42,816	50.1

Capital expenditures and equipment costs (net):
Success based (3)	16,869	23,526	(28.3)	42,437	53,261	(20.3)
Transponders and other	322	357	(9.8)	9,740	966	908.3

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	17,191	23,883	(28.0)	52,177	54,227	(3.8)

Free cash flow (1)	17,218	(947)	1,918.2	12,089	(11,411)	205.9

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Free cash flow improved $18.2 million and $23.5 million over the same quarter and six-month period last year, respectively. The generation of $17.2 million free cash flow during the quarter surpasses Satellite’s previous record of $10.5 million generated in the third quarter of last year.

•	On February 1, 2005, Star Choice implemented a rate increase on most of its programming packages ranging from $1.00 to $3.00 per month for a total average increase of approximately $1.50 per month. Last year the average rate increase was approximately $3.00 per month.

•	DTH customers increased by 4,815 this quarter compared to 6,483 the same quarter last year and by 1,747 on a year-to-date basis compared to 5,527 last year. The decrease in growth is partly attributable to an enhanced focus on the attainment of customers less susceptible to credit risk. This focus has increased customer retention as outlined below.

•	DTH customer churn decreased to 3.1% this quarter compared to 3.6% in the same quarter last year and to 8.4% from 9.6% for the six-month period.

Growth from the DTH business segment as a result of rate increases, change in mix of promotional activities and customer growth caused service revenue to increase by 5.8% and 7.2% over the comparative quarter and six-month period last year, respectively. The respective increases in service operating income before amortization of 29.1% and 27.3% reflect this growth and a reduction in sales and distribution expenses.

Service revenue increased 0.8% in comparison to the first quarter of 2005 mainly due to the February 1, 2005 DTH rate increase. This rate increase plus reduced distribution and sales costs were the main reasons for an increase of 11.4% in service operating income before amortization over the first quarter of 2005.

Quarterly and year-to-date success based capital expenditures decreased $6.7 million and $10.8 million, respectively. The decrease reflects Star Choice’s introduction of lower cost receivers which provide a more economical alternative for new customers or existing customers to expand Star Choice services in their homes. Reduced churn and the strengthened Canadian dollar have also reduced equipment subsidies. On a year-to-date basis, transponder and other costs increased by $8.8 million due to the launch of the Anik F2 satellite in the first quarter of this year. Effective October 4, 2004 Star Choice began operating with additional capacity on Telesat’s Anik F2 satellite, which has enabled the addition of three more HDTV channels, bringing the total to nine.

On-going development of DTH services and economical new receivers, combined with continued improvements in customer service implemented over the past two years and an increased focus on the acquisition of customers less susceptible to credit risk have resulted in improved customer retention as outlined below.

Shaw Communications Inc.

CUSTOMER STATISTICS

			February 28, 2005
			Three months ended		Six months ended
	February 28,	August 31,
	2005	2004	Growth	%	Growth	%

Star Choice customers (1)	829,650	827,903	4,815	0.6	1,747	0.2

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
Churn (2)	2005	2004	2005	2004

Star Choice customers	3.1%	3.6%	8.4%	9.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

OTHER INCOME AND EXPENSE ITEMS:

Amortization

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Amortization revenue (expense)-
Deferred IRU revenue	3,103	2,832	9.6	6,739	5,915	13.9
Deferred equipment revenue	17,922	23,662	(24.3)	35,809	47,523	(24.6)
Deferred equipment cost	(53,937)	(63,265)	(14.7)	(110,342)	(121,748)	(9.4)
Deferred charges	(1,606)	(1,963)	(18.2)	(3,319)	(4,611)	(28.0)
Property, plant and equipment	(104,669)	(99,268)	5.4	(206,248)	(202,816)	1.7

Commencing in fiscal 2004, Star Choice changed its mix of promotional activities which included a reduction of the selling price of DTH equipment. This is the principal reason for the decrease in amortization of deferred equipment revenue over the comparative periods. Amortization of deferred equipment costs decreased over the same periods last year due to decreases in the cost of DTH equipment and strengthening of the Canadian dollar relative to the US dollar over the last few years. Amortization of deferred charges declined as a result of the repayment of the $250.0 million Cancom Structured Note and deferred marketing costs becoming fully amortized during 2004. Amortization of property, plant and equipment increased over last year due to additions of capital assets and the commencement of amortization on the Anik F2 satellite transponders this year.

Interest

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Interest	54,556	55,189	(1.1)	108,182	111,326	(2.8)

Shaw Communications Inc.

Interest decreased over the same periods last year as a result of lower average cost of borrowing. On a year-to-date basis, interest also decreased as a result of lower debt levels.

Investment activity

During the quarter, Shaw sold certain investments for $2.2 million and recorded a gain of $1.0 million. The Company also fully wrote-down an investment in a privately-held technology company resulting in a $1.9 million loss.

Foreign exchange gain (loss) on unhedged and hedged long-term debt

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Foreign exchange gain (loss) on long-term debt	(2,243)	(1,990)	(12.7)	4,142	2,842	45.7

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at February 28, 2005 was comprised of US $47.2 million of bank loans. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company’s foreign exchange gains or losses on unhedged long-term debt also fluctuate. A one cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding foreign exchange (loss) gain of $0.5 million.

Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $285.0 million (August 31, 2004 — $208.3 million) which represents the corresponding hedged amounts included in deferred credits.

Debt retirement costs

In November 2003, the Company incurred $2.4 million of debt retirement costs in connection with the repayment of a $350 million credit facility due February 10, 2006 from the proceeds of the issuance of $350 million of Senior unsecured notes at 7.5%. There were no such costs in the current year.

Shaw Communications Inc.

Fair value adjustments on a foreign currency forward contracts

The Company’s extendible forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments, does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value, which resulted in a pre-tax gain (loss) of $1.3 million and ($20.3 million) for the quarter and year-to-date respectively. Fair value gains or losses will fluctuate in future periods with changes in foreign exchange rates. For example, a one cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding fair value gain (loss) of approximately $0.7 million. In addition, the forward purchase contract entered into by the Company during the quarter to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.

Other gains (losses)

This category consists mainly of realized and unrealized foreign exchange gains (losses) on US dollar denominated current assets and liabilities. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $1.6 million (2004 – $1.1 million) for the quarter and a gain of $1.6 million (2004 – loss of $0.2 million) for the six months ended.

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

Shaw has a 38.3% interest in the Partnership which was formed to build Shaw Tower, a mixed-use structure, with office/retail space and living/working space in Vancouver. Upon completion of the commercial construction of the building in the fall of 2004, a subsidiary of Shaw became one of the major tenants of the building with the move of its Lower Mainland cable headquarters to Shaw Tower. This quarter the Company began recording revenue and expenses in respect of the commercial activities of the building which had a nominal impact on net income. Prior to completion of commercial construction, all costs, including interest, had been capitalized to the cost of the building. Residential construction of Shaw Tower is expected to be completed in the second half of this fiscal year. Based on pre-sales of residential units, the Company anticipates that it will record a gain in the second half.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since August 31, 2004.

FINANCIAL POSITION

Total assets at February 28, 2005 were $7.5 billion compared to $7.6 billion at August 31, 2004. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.

Shaw Communications Inc.

Current assets increased by $14.5 million primarily due to a $3.3 million increase in accounts receivable and an $11.7 million increase in inventories. Accounts receivable increased due to cable customer growth and rate increases. Inventories increased due to timing of shipments of DTH customer premise equipment to retailers.

Property, plant and equipment decreased by $28.5 million due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $15.6 million mainly due to a decrease in deferred equipment costs of $12.5 million.

Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc. (“Corus”), a company subject to common voting control, for cash during the first quarter. The transaction was recorded at the exchange amount, representing the consideration received by Shaw from Corus. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.

Current liabilities (excluding current portion of long-term debt) decreased by $18.2 million since August 31, 2004, due to timing of bonus and CRTC fee payments.

Total long-term debt increased by $90.5 million as a result of $171.4 million in net new borrowings (including $12.3 million in respect of the Burrard Landing partnership) offset by a decrease of $80.9 million relating to the translation of US denominated debt.

Deferred credits increased by $67.0 million principally due to the increase in deferred foreign exchange translation gains on the translation of hedged US dollar denominated senior notes of $76.7 million, offset by amortization of prepaid IRU rental of $6.7 million. Other liabilities increased by $17.8 million due largely to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge. Future income taxes increased by $19.9 million primarily due to the future income tax expense recorded in the current year.

Share capital decreased by $203.9 million due to the redemption of the Series A COPrS of $192.9 million and the repurchase of 1,134,600 Class B Non-Voting Shares for cancellation for $11.0 million in the current year. The balance of the cost of the shares repurchased of $13.0 million was charged to the deficit. As of the date of Management’s Discussion and Analysis, there were no subsequent changes in share capital.

LIQUIDITY AND CAPITAL RESOURCES

Shaw generated $106.3 million of free cash flow in the current year which, combined with the increase in bank loans of $159.1 million and other cash items of $1.9 million, was used to redeem the 8.45% COPrS at a cost of $172.4 million, pay $12.2 million to terminate a foreign currency forward contract, purchase $24.0 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $32.3 million and finance the increase in working capital and inventory of $26.4 million.

Shaw Communications Inc.

Shaw received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid which authorizes Shaw to purchase up to 10,900,000 of its Class B Non-Voting Shares for the period November 6, 2004 to November 7, 2005, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 219,200 of its Class B Non-Voting Shares for cancellation for $4.6 million for a year-to-date total of 1,134,600 Class B Non-Voting Shares for a total of $24.0 million.

On February 1, 2005 the Company redeemed its outstanding Series A COPrS. The redemption is prudent given the current interest and foreign exchange rate environments. The difference between the Series A COPrS’ book value and translated value, using the foreign exchange rate at the date of redemption, was $12.8 million net of income tax and was recorded through the deficit. The costs to terminate the foreign currency forward contract in respect of the entitlements on the Series A COPrS of $12.2 million was booked against the fair value liability recorded in the first quarter. The redemption was financed using Shaw’s existing revolving bank facility. Shaw entered into a forward contract to purchase the US funds required at the redemption date at an exchange rate of $1.2096 Canadian.

At February 28, 2005, Shaw had access to $685 million of available credit facilities based on existing bank covenants. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year, including the repayment of the $275 million 7.05% Notes due April 11, 2005. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended			Six months ended
	February 28,	February 29,	Change	February 28,	February 29,	Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Funds flow from operations	185,943	163,068	14.0	366,709	329,199	11.4
Net decrease (increase) in non-cash working capital balances related to operations	38,455	23,199	65.8	(14,743)	2,508	(687.8)

	224,398	186,267	20.5	351,966	331,707	6.1

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest and current income tax expenses. The quarter-over-quarter increase in net non-cash working capital balances is primarily due to settlement of a legal suit in respect of an alleged breach of contract terms and timing of commodity tax payments in the comparative quarter. The decrease in working capital over the prior six-month period is mainly due to timing of payments for prepaid interest, contract maintenance expenses and income tax installments as well as an increase in accounts receivable in the current year due to customer growth and rate increases.

Shaw Communications Inc.

Investing Activities

	Three months ended			Six months ended
	February 28,	February 29,		February 28,	February 29,
	2005	2004	Decrease	2005	2004	Decrease

($000s Cdn)
Cash flow used in investing activities	(111,169)	(85,549)	(25,620)	(261,606)	(193,109)	(68,497)

The cash used in investing activities was $25.6 million and $68.5 million higher in the current quarter and six month period primarily due to higher capital expenditures.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004

(In $millions Cdn)
Redemption of COPrS	(172.4)	—	(172.4)	—
Bank loans and bank indebtedness – net of repayments	94.7	175.6	158.2	171.3
Dividends and equity entitlements	(25.1)	(15.3)	(52.3)	(32.8)
Cost to terminate foreign currency forward contract	(12.2)	—	(12.2)	—
Purchase of Class B Non-Voting Shares for cancellation	(4.6)	(20.1)	(24.0)	(41.9)
Increase in Partnership debt — net borrowings	6.4	4.2	12.3	8.5
Repayment of $350 million credit facility	—	—	—	(350.0)
Repayment of $250 million structured note	—	(250.0)	—	(250.0)
Proceeds on $350 million Senior notes	—	—	—	350.0
Debt retirement costs	—	—	—	(1.0)
Proceeds on prepayment of IRU	—	—	—	2.9

	(113.2)	(105.6)	(90.4)	(143.0)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating		Basic and diluted	Funds flow
	Service	income before	Net income	earnings	from
	revenue	amortization(1)	(loss)	(loss) per share	operations(2)

(In $000s Cdn except per share amounts)
2005
Second	549,919	244,311	32,122	0.16	185,943
First	537,050	234,024	18,815	0.04	180,766

2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

2003
Fourth	502,296	224,086	4,385	(0.02)	160,840
Third	505,920	205,613	(12,999)	(0.10)	139,908

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Shaw Communications Inc.

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. The only exceptions to the consecutive growth in service revenue occurred in the fourth quarters of 2003 and 2004. In 2003, results were affected by the sale of the US cable systems and in the fourth quarter of 2004, the decrease was marginal.

Net income (loss) has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exceptions to the aforementioned are that earnings declined quarter-over-quarter by $10.1 million and $2.8 million in the first quarter of 2005 and the second quarter of 2004, respectively. In the first quarter of 2005, the Company recorded a fair value loss of $21.6 million ($13.9 million after-tax) on a certain foreign currency forward contract. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004. As a result of the aforementioned changes in net income (loss), basic and diluted earnings (loss) per share have trended accordingly. In addition, the calculation of earnings per share in the second quarter of 2005 includes $0.06 per share attributable to the gain recorded through equity on the redemption of the Series A COPrS of $12.8 million.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be

Shaw Communications Inc.

realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28,	August 31,
[thousands of Canadian dollars]	2005	2004

ASSETS
Current
Accounts receivable	122,857	119,519
Inventories	54,677	42,973
Prepaids and other	16,442	16,975

	193,976	179,467
Investments and other assets	45,847	43,965
Property, plant and equipment	2,263,808	2,292,340
Deferred charges	251,877	267,439
Intangibles
Broadcast licenses	4,684,647	4,685,582
Goodwill	88,111	88,111

	7,528,266	7,556,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	3,433	4,317
Accounts payable and accrued liabilities	394,225	410,037
Income taxes payable	4,945	5,563
Unearned revenue	95,205	96,095
Current portion of long-term debt [note 3]	338,312	343,097

	836,120	859,109
Long-term debt [note 3]	2,402,850	2,307,583
Other long-term liabilities [note 9]	34,686	16,933
Deferred credits	965,984	898,980
Future income taxes	1,002,207	982,281

	5,241,847	5,064,886

Shareholders’ equity
Share capital [note 4]	2,656,490	2,860,356
Contributed surplus	992	412
Deficit	(371,442)	(369,194)
Cumulative translation adjustment	379	444

	2,286,419	2,492,018

	7,528,266	7,556,904

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
[thousands of Canadian dollars except per share amounts]	2005	2004	2005	2004

		(Restated – note 1)		(Restated – note 1)
Service revenue [note 2]	549,919	513,541	1,086,969	1,015,913
Operating, general and administrative expenses	305,608	289,439	608,634	566,849

Service operating income before amortization [note 2]	244,311	224,102	478,335	449,064
Amortization:
Deferred IRU revenue	3,103	2,832	6,739	5,915
Deferred equipment revenue	17,922	23,662	35,809	47,523
Deferred equipment cost	(53,937)	(63,265)	(110,342)	(121,748)
Deferred charges	(1,606)	(1,963)	(3,319)	(4,611)
Property, plant and equipment	(104,669)	(99,268)	(206,248)	(202,816)

Operating income	105,124	86,100	200,974	173,327
Interest on long-term debt [note 2]	(54,556)	(55,189)	(108,182)	(111,326)

	50,568	30,911	92,792	62,001
Gain on sale of investments	979	—	979	—
Write-down of investment	(1,937)	—	(1,937)	—
Foreign exchange gain (loss) on long-term debt	(2,243)	(1,990)	4,142	2,842
Fair value gain (loss) on foreign currency forward contracts	5,551	—	(16,049)	—
Debt retirement costs	—	—	—	(2,428)
Other gains (losses)	(773)	(573)	2,835	1,028

Income before income taxes	52,145	28,348	82,762	63,443
Income tax expense	19,721	11,066	31,547	26,234

Income before the following	32,424	17,282	51,215	37,209
Equity loss on investees	(302)	(91)	(278)	(10)

Net income	32,122	17,191	50,937	37,199
Deficit beginning of period as previously reported	(387,522)	(348,342)	(369,194)	(340,294)
Adjustment for change in accounting policy for revenue recognition [note 1]	—	3,678	—	3,599

Deficit, beginning of period as restated	(387,522)	(344,664)	(369,194)	(336,695)
Gain on redemption of COPrS [note 4]	12,803	—	12,803	—
Reduction on Class B Non-Voting Shares purchased for Cancellation [note 4]	(2,457)	(10,468)	(12,961)	(21,834)
Amortization of opening fair value loss on a foreign currency forward contract	(1,909)	—	(3,009)	—
Dividends -
Class A and Class B Non-Voting Shares	(16,124)	(6,878)	(32,313)	(13,834)
Equity instruments (net of income taxes)	(8,355)	(10,271)	(17,705)	(19,926)

Deficit, end of period	(371,442)	(355,090)	(371,442)	(355,090)

Earnings per share [note 5]
Basic and diluted	0.16	0.03	0.20	0.07

[thousands of shares]
Weighted average participating shares outstanding during period	230,554	230,286	230,994	231,042
Participating shares outstanding, end of period	230,335	229,769	230,335	229,769

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
[thousands of Canadian dollars]	2005	2004	2005	2004

OPERATING ACTIVITIES [note 6]
Funds flow from operations	185,943	163,068	366,709	329,199
Net decrease (increase) in non-cash working capital balances related to operations	38,455	23,199	(14,743)	2,508

	224,398	186,267	351,966	331,707

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(82,426)	(58,040)	(184,414)	(116,278)
Additions to equipment costs (net) [note 2]	(25,690)	(29,435)	(65,286)	(64,297)
Net reduction (addition) to inventories	(7,248)	2,040	(11,704)	(5,790)
Cable system acquisition	—	—	—	(145)
Proceeds on sale of investments and other assets	4,326	318	5,377	625
Cost to terminate IRU	—	—	(283)	—
Acquisition of investments	(100)	(327)	(5,265)	(327)
Additions to deferred charges	(31)	(105)	(31)	(6,897)

	(111,169)	(85,549)	(261,606)	(193,109)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(20,327)	—	(884)	—
Increase in long-term debt	191,720	204,706	257,119	606,966
Long-term debt repayments	(70,338)	(275,000)	(85,778)	(677,236)
Redemption of COPrS	(172,364)	—	(172,364)	—
Cost to terminate foreign currency forward contract	(12,200)	—	(12,200)	—
Debt retirement costs	—	—	—	(969)
Proceeds on prepayment of IRU	—	—	—	2,850
Purchase of Class B Non-Voting Shares for cancellation	(4,582)	(20,055)	(23,956)	(41,872)
Issue of Class B Non-Voting Shares, net of after-tax expenses	—	165	—	165
Dividends paid -
Class A and Class B Non-Voting Shares	(16,124)	(6,878)	(32,313)	(13,834)
Equity instruments, net of current income taxes	(9,017)	(8,485)	(19,980)	(19,023)

	(113,232)	(105,547)	(90,356)	(142,953)

Effect of currency translation on cash balances and cash flows	3	7	(4)	(7)

Decrease in cash	—	(4,822)	—	(4,362)
Cash, beginning of the period	—	21,213	—	20,753

Cash, end of the period	—	16,391	—	16,391

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent Canadian accounting pronouncements

     Asset Retirement Obligations

In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard had no significant impact on the unaudited interim Consolidated Financial Statements of the Company.

     GAAP Hierarchy and General Standards of Financial Statement Presentation

In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby recodifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of these recommendations had no significant impact on the Company’s unaudited interim Consolidated Financial Statements.

     Consolidation of Variable Interest Entities

In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The adoption of the guideline had no impact on the Company’s unaudited interim Consolidated Financial Statements.

Restatement for change in accounting policy for revenue recognition

As previously disclosed, the Company retroactively adopted with restatement beginning March 1, 2004, the accounting pronouncement for “Revenue Arrangements with Multiple Deliverables”. Accordingly, the figures for the comparative three and six months ended February 29, 2004 have been restated.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

2.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Service revenue
Cable	398,280	370,249	784,961	734,091
DTH	133,511	124,546	266,177	244,908
Satellite Services	22,369	24,110	44,245	47,594

Inter segment -	554,160	518,905	1,095,383	1,026,593
Cable	(641)	(652)	(1,356)	(1,256)
DTH	(1,235)	(1,212)	(2,338)	(2,424)
Satellite Services	(2,365)	(3,500)	(4,720)	(7,000)

	549,919	513,541	1,086,969	1,015,913

Service operating income before amortization
Cable	199,324	195,740	392,970	388,511
DTH	34,487	24,359	64,901	46,562
Satellite Services	10,500	10,487	20,464	20,475
Litigation settlement	—	(6,484)	—	(6,484)

	244,311	224,102	478,335	449,064

Interest on long-term debt (1)
Cable	43,654	43,416	86,882	87,417
DTH and Satellite Services	10,530	11,773	20,928	23,909
Burrard Landing Lot 2 Holdings Partnership	372	—	372	—

	54,556	55,189	108,182	111,326

Cash taxes (1)
Cable	6,235	7,108	12,953	15,360
DTH and Satellite Services	48	137	171	312

	6,283	7,245	13,124	15,672

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

               Capital expenditures

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Capital expenditures accrual basis
Cable	65,142	35,480	142,661	74,740
Corporate	5,489	6,198	16,712	12,702

Sub-total Cable including corporate	70,631	41,678	159,373	87,442
Satellite (net of equipment profit)	(282)	3,591	8,737	7,796

	70,349	45,269	168,110	95,238

Equipment costs (net of revenue received)
Cable	8,217	9,143	21,846	17,866
Satellite	17,473	20,292	43,440	46,431

	25,690	29,435	65,286	64,297

Capital expenditures and equipment costs (net)
Cable	78,848	50,821	181,219	105,308
Satellite	17,191	23,883	52,177	54,227

	96,039	74,704	233,396	159,535

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	82,426	58,040	184,414	116,278
Additions to equipment costs (net)	25,690	29,435	65,286	64,297

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows	108,116	87,475	249,700	180,575
Increase in working capital related to capital expenditures	(7,028)	(6,842)	(4,171)	(9,876)
Less: Partnership capital expenditures (1)	(3,755)	(4,206)	(9,654)	(8,465)
Less: IRU prepayments (2)	(432)	(799)	(798)	(953)
Less: Satellite equipment profit (3)	(862)	(924)	(1,681)	(1,746)

Total capital expenditures and equipment subsidies reported by segments	96,039	74,704	233,396	159,535

(1)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2004 Consolidated Financial Statements). As the Partnership is financed by its own debt with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	February 28, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,817,203	903,118	549,921	7,270,242

Corporate assets				258,024

Total assets				7,528,266

	August 31, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,842,338	926,478	558,402	7,327,218

Corporate assets				229,686

Total assets				7,556,904

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

3. LONG-TERM DEBT

		February 28, 2005			August 31, 2004
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment for	Translated
	rates	exchange	for hedged	at hedged	exchange	hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
					}
		$	$	$	$	$	$
Corporate
Bank loans (2)	Fixed and variable	450,353	—	450,353	295,433	—	295,433
Senior notes-
Due April 11, 2005	7.05	275,000	—	275,000	275,000	—	275,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	542,740	99,880	642,620	577,720	64,900	642,620
US $225,000 due April 6, 2011	7.68	277,536	78,302	355,838	295,425	60,413	355,838
US $300,000 due December 15, 2011	7.61	370,050	106,800	476,850	393,900	82,950	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000

		2,562,439	284,982	2,847,421	2,484,238	208,263	2,692,501

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership (3)	variable	48,723	—	48,723	36,442	—	36,442

		178,723	—	178,723	166,442	—	166,442

Total consolidated debt		2,741,162	284,982	3,026,144	2,650,680	208,263	2,858,943
Less current portion (4)		338,312	—	338,312	343,097	—	343,097

		2,402,850	284,982	2,687,832	2,307,583	208,263	2,515,846

(1)	As required by GAAP, foreign denominated long-term debt is to be translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $284,982 (August 31, 2004 - $208,263) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at February 28, 2005:

		Bank loans (a)			Operating
	Total	Revolving(b)	Term (c)	Sub-total	credit facilities (a)
		(b)
	$	$	$	$	$

Total facilities	1,140,353	910,000	170,353	1,080,353	60,000
Amount drawn (excluding letters of credit of $1,261)	453,786	280,000	170,353	450,353	3,433

	686,567	630,000	—	630,000	56,567

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	The facilities have been extended until June 30, 2005. During the current quarter, the Partnership issued 25 year secured mortgage bonds in respect of the commercial component of the Shaw Tower and used the proceeds to repay a portion of the amounts outstanding under the construction facility. Shaw’s proportionate share of the bonds is $27,179. The interest rate on the bonds is fixed for the first 10 years at 6.31% compounded semi-annually.

(4)	Current portion of long-term debt includes the current portion of the term facilities, the $275,000 Senior Notes, the Burrard Landing Lot 2 Holdings Partnership Loan and the amount due within one year on the Partnership’s mortgage bonds.

4. SHARE CAPITAL

Issued and outstanding

			February 28,	August 31,
			2005	2004

Number of Securities			$	$
February 28,	August 31,
2005	2004

11,354,932	11,359,932	Class A Shares	2,489	2,490
218,979,772	220,109,372	Class B Non-Voting Shares	2,121,949	2,132,943

230,334,704	231,469,304		2,124,438	2,135,433

		EQUITY INSTRUMENTS COPrS -
—	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	—	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			498,194	691,065

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,656,490	2,860,356

Purchase of shares for cancellation

During the six months ended February 28, 2005, the Company purchased 1,134,600 Class B Non-Voting Shares for cancellation for $23,956 of which $10,995 reduced the stated capital of the Class B Non-Voting Shares and $12,961 increased the deficit.

Redemption of COPrS

On February 1, 2005, the Company redeemed its US $142,500 8.45% COPrS. The net of tax difference between the historic cost of $192,871 and the value of the COPrS translated at the foreign exchange rate on February 1, 2005 was $12,803 and was recorded as a reduction of the deficit.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 1,934 Class B Non-Voting Shares have been issued under these plans.

The changes in options are as follows:

	Six months ended
	February 28, 2005		February 29, 2004
		Weighted average		Weighted average
		exercise price		exercise price
	Shares	$	Shares	$

Outstanding at beginning of period	7,847,000	32.55	7,607,500	32.58
Granted	916,000	32.62	654,750	32.39
Forfeited	(567,750)	32.12	(493,500)	32.72

Outstanding at end of period	8,195,250	32.59	7,768,750	32.55

The following table summarizes information about the options outstanding at February 28, 2005:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at February 28,	Weighted average
Range of prices	February 28, 2005	contractual life	exercise price	2005	exercise price

$17.37	10,000	8.6	17.37	2,500	17.37
$29.70 - $34.70	8,185,250	6.8	32.59	5,105,000	32.58

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Net income for the period	32,122	17,191	50,937	37,199
Pro forma income for the period	30,679	13,017	48,051	28,851
Pro forma basic and diluted earnings per share	0.15	0.01	0.19	0.04

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

The weighted average estimated fair value at the date of the grant for common share options granted was $2.56 per option (2004 — $2.20 per option) and $2.39 per option (2004 — $1.89 per option) for the quarter and year to date respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Dividend yield	1.28%	1.01%	1.33%	0.85%
Risk-free interest rate	3.55%	3.72%	3.68%	3.77%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	39.5%	40.6%	39.6%	39.0%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At February 28, 2005, there were 68,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37. The weighted average remaining contractual life of the Cancom options is 2.5 years. At February 28, 2005, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 242,705 warrants remain outstanding under the plan and vest evenly over a four year period. The weighted average remaining contractual life of the warrants at February 28, 2005 is 0.7 years. At February 28, 2005, 238,505 of these warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

5.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Net income	32,122	17,191	50,937	37,199
Gain on redemption of COPrS	12,803	—	12,803	—
Equity entitlements, net of income tax	(8,355)	(10,271)	(17,705)	(19,926)

	36,570	6,920	46,035	17,273

Earnings per share – basic and diluted	0.16	0.03	0.20	0.07

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	230,554	230,286	230,994	231,042

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

6.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Net income	32,122	17,191	50,937	37,199
Non-cash items:
Amortization
Deferred IRU revenue	(3,103)	(2,832)	(6,739)	(5,915)
Deferred equipment revenue	(17,922)	(23,662)	(35,809)	(47,523)
Deferred equipment cost	53,937	63,265	110,342	121,748
Deferred charges	1,606	1,963	3,319	4,611
Property, plant and equipment	104,669	99,268	206,248	202,816
Future income tax expense	13,438	3,821	18,423	10,562
Write-down of investment	1,937	—	1,937	—
Gain on sale on investments	(979)	—	(979)	—
Foreign exchange loss (gain) on unhedged long-term debt	2,243	1,990	(4,142)	(2,842)
Equity loss on investees	302	91	278	10
Debt retirement costs	—	—	—	2,428
Fair value loss (gain) on a foreign currency forward contracts	(5,551)	—	16,049	—
Stock option expense	327	77	580	103
Defined benefit pension plan	2,021	1,280	4,041	4,733
Other	896	616	2,224	1,269

Funds flow from operations	185,943	163,068	366,709	329,199

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Accounts receivable	(5,404)	(883)	(3,020)	276
Prepaids and other	1,452	1,029	533	9,453
Accounts payable and accrued liabilities	40,058	15,932	(10,404)	(11,569)
Income taxes payable	88	3,361	(962)	4,525
Unearned revenue	2,261	3,760	(890)	(177)

	38,455	23,199	(14,743)	2,508

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Interest	24,948	29,279	108,980	105,340
Income taxes	1,212	(478)	3,105	333

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

7.	UNITED STATES ACCOUNTING PRINCIPLES

The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
	$	$	$	$

Net income using Canadian GAAP	32,122	17,191	50,937	37,199
Add (deduct) adjustments for:
Deferred charges (2)	5,369	13,127	5,435	8,318
Foreign exchange gains (losses) (3)	(15,847)	(11,528)	24,159	15,750
Entitlement on equity instruments (8)	(12,954)	(15,562)	(27,435)	(31,134)
Fair value loss on a foreign currency forward contract (9)	—	—	(7,700)	—
Income tax effect of adjustments	5,507	2,641	6,213	5,379

Net income using US GAAP	14,197	5,869	51,609	35,512

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	7	18	(65)	(18)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the period	10,548	2,277	15,567	3,463
Less: reclassification adjustment for gain included in net income	(497)	—	(497)	—

	10,058	2,295	15,005	3,445
Adjustment to fair value of derivatives (9)	25,462	25,539	(124,620)	(51,670)
Foreign exchange gains (losses) on hedged long-term debt (10)	(37,701)	(28,962)	63,100	39,565

	(2,181)	(1,128)	(46,515)	(8,660)

Comprehensive income using US GAAP	12,016	4,741	5,094	26,852

Net income per share using US GAAP	0.06	0.03	0.22	0.15
Comprehensive income per share using US GAAP	0.05	0.02	0.02	0.12

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using US GAAP

	February 28,		August 31,
	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	45,847	91,386	43,965	72,998
Deferred charges (2) (10) (11) (12)	251,877	136,878	267,439	147,353
Broadcast licenses (1) (5) (6)	4,684,647	4,659,413	4,685,582	4,660,348
Deferred credits (10) (11)	965,984	666,548	898,980	674,718
Other long-term liabilities (9) (12)	34,686	468,695	16,933	301,505
Future income taxes	1,002,207	958,415	982,281	943,531
Long-term debt (8)	2,402,850	2,893,796	2,307,583	3,001,161
Shareholders’ equity	2,286,419	1,609,998	2,492,018	1,660,593

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	February 28,	August 31,
	2005	2004
	$	$

Shareholders’ equity using Canadian GAAP	2,286,419	2,492,018
Amortization of intangible assets (1)	(124,179)	(124,179)
Deferred charges (2)	(28,140)	(35,817)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	15,309	15,309
Gain on sale of cable television systems (6)	47,745	47,745
Equity instruments (3) (8)	(491,259)	(688,520)
Derivative not accounted for as a hedge (9)	(1,991)	—
Accumulated other comprehensive loss	(57,817)	(9,809)
Cumulative translation adjustment	(379)	(444)

Shareholders’ equity using US GAAP	1,609,998	1,660,593

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

	February 28,	August 31,
	2005	2004
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	379	444
Unrealized gains on investments (7)	37,457	23,880
Fair value of derivatives (9)	(324,242)	(199,622)
Foreign exchange gains on hedged long-term debt (10)	234,396	171,296
Minimum liability for pension plan (12)	(5,807)	(5,807)

	(57,817)	(9,809)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(12)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $52,507 as at August 31, 2004. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2005 and February 29, 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

8.	PENSION PLAN

The total benefit costs expensed under the Company’s defined benefit pension were $2,311 (2004 - $1,570) and $4,622 (2004 — $5,314) for the three and six months ended February 28, 2005 respectively.

9.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $20,974 (August 31, 2004 — $16,933) and a foreign currency forward contract liability of $13,712.

10.	SUBSEQUENT EVENT

The Company repaid the $275 million Senior notes due April 11, 2005. The repayment was financed using Shaw’s existing revolving bank facility.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending February 28, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 15, 2005

(signed) “Jim Shaw”

Jim Shaw
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Steve Wilson, Senior Vice-President and Chief Financial Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer) for the interim period ending February 28, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 15, 2005

(signed) “Steve Wilson”

Steve Wilson
Senior Vice-President and Chief Financial Officer